UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 2, 2015

FREESCALE SEMICONDUCTOR, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-35184	98-0522138
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 William Cannon Drive West, Austin, Texas 78735

(Address of principal executive offices) (Zip Code)

(512) 895-2000

(Registrant’s telephone number, including area code)

NA

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

On March 1, 2015, Freescale Semiconductor, Ltd., a Bermuda exempted limited liability company (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, NXP Semiconductors N.V., a Dutch public limited liability company (“Parent”), and Nimble Acquisition Limited, a Bermuda exempted limited liability company and a wholly-owned subsidiary of Parent (“Sub”), providing for the merger of Sub with and into the Company (the “Merger”), with the Company surviving the Merger as an wholly-owned subsidiary of Parent. The Company distributed the following materials with respect to the proposed Merger, the full text of which are attached hereto as Exhibits 99.1-99.6 and incorporated herein by reference:

•	Letter from Gregg Lowe to Customers

•	Customer Q&A Relating to the Announcement of the Merger Agreement

•	Letter from Ani Patwardhan to Suppliers & Vendors

•	Supplier & Vendor Talking Points Relating to the Announcement of the Merger Agreement

•	Supplier & Vendor Q&A Relating to the Announcement of the Merger Agreement

•	Letter from Rick Clemmer to Company Employees

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Freescale Semiconductor, Ltd. Letter from Gregg Lowe to Customers

99.2	Freescale Semiconductor, Ltd. Customer Q&A Relating to the Announcement of the Merger Agreement

99.3	Freescale Semiconductor, Ltd. Letter from Ani Patwardhan to Suppliers & Vendors

99.4	Freescale Semiconductor, Ltd. Supplier & Vendor Talking Points Relating to the Announcement of the Merger Agreement

99.5	Freescale Semiconductor, Ltd. Supplier & Vendor Q&A Relating to the Announcement of the Merger Agreement

99.6	NXP Semiconductors N.V. Letter from Rick Clemmer to Company Employees

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and Parent pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of Parent following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and Parent may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and Parent’s reports filed with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K for the year ended December 31,

2014 which is available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor Parent undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Parent plans to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of the Company and a prospectus of Parent. The Company will mail the prospectus/proxy statement to its shareholders. INVESTORS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement, as well as other filings containing information about the Company and Parent, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain Parent’s SEC filings in connection with the transaction, free of charge, on Parent’s Investor Relations internet website at http://www.nxp.com/investor or by contacting Parent’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and Parent and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. Information regarding Parent’s directors and executive officers is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint prospectus/proxy statement when it becomes available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREESCALE SEMICONDUCTOR, LTD.

Dated: March 2, 2015	By:	/s/ Dathan C. Voelter
		Name:	Dathan C. Voelter
		Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Freescale Semiconductor, Ltd. Letter from Gregg Lowe to Customers

99.2	Freescale Semiconductor, Ltd. Customer Q&A Relating to the Announcement of the Merger Agreement

99.3	Freescale Semiconductor, Ltd. Letter from Ani Patwardhan to Suppliers & Vendors

99.4	Freescale Semiconductor, Ltd. Supplier & Vendor Talking Points Relating to the Announcement of the Merger Agreement

99.5	Freescale Semiconductor, Ltd. Supplier & Vendor Q&A Relating to the Announcement of the Merger Agreement

99.6	NXP Semiconductors N.V. Letter from Rick Clemmer to Company Employees

5